OCONEE FINANCIAL CORPORATION

2006 Annual Meeting

Notice of Annual Meeting

and

Proxy Statement

OCONEE FINANCIAL CORPORATION

35 North Main Street
Post Office Box 205
Watkinsville, Georgia 30677-0205

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 1, 2006

The annual meeting of shareholders of Oconee Financial Corporation (the "Corporation") will be held on Monday, May 1, 2006, at 7:30 p.m. at Oconee County Civic Center, 2661 Hog Mountain Road, Watkinsville, Georgia, for the purposes of considering and voting upon:

1. The election of 11 directors to constitute the Board of Directors to serve until the next annual meeting and until their successors are elected and qualified; and

2. Such other matters as may properly come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on March 20, 2006 will be entitled to notice of and to vote at the meeting or any adjournment thereof.

The Proxy Statement and a Proxy solicited by the Board of Directors are enclosed herewith. Please sign, date and return the Proxy promptly in the enclosed business reply envelope. If you attend the meeting you may, if you wish, withdraw your Proxy and vote in person.

Also enclosed is a copy of the Corporation's 2005 Annual Report, which contains financial data and other information about the Corporation.

By Order of the Board of Directors,

Jerry K. Wages
CORPORATE SECRETARY

April 14, 2006

WHETHER OR NOT YOU EXPECT TO BE PRESENT AT THE ANNUAL MEETING, PLEASE COMPLETE AND RETURN THE ENCLOSED PROXY PROMPTLY SO THAT YOUR VOTE MAY BE RECORDED. IF YOU ARE PRESENT AT THE MEETING, YOU MAY, IF YOU WISH, REVOKE YOUR PROXY AT THAT TIME AND EXERCISE THE RIGHT TO VOTE YOUR SHARES PERSONALLY.

OCONEE FINANCIAL CORPORATION
35 North Main Street
Post Office Box 205
Watkinsville, Georgia 30677-0205

PROXY STATEMENT

Shareholders' Meeting

This Proxy Statement is furnished in connection with the solicitation of Proxies by Oconee Financial Corporation (the "Corporation") for use at the annual meeting of shareholders of the Corporation to be held on May 1, 2006, and any adjournment or postponement thereof, for the purposes set forth in the accompanying notice of the meeting. It is anticipated that this Proxy Statement and the accompanying Proxy will first be mailed to shareholders on or about April 14, 2006.

Revocation of Proxies

Any Proxy given pursuant to this solicitation may be revoked by any shareholder who attends the meeting and gives notice of his or her election to vote in person, without compliance with other formalities. In addition, any Proxy given pursuant to this solicitation may be revoked prior to the meeting by delivering an instrument revoking it or a duly executed Proxy bearing a later date to the Secretary of the Corporation. If the Proxy is properly completed and returned by the shareholder and is not revoked, it will be voted at the meeting in the manner specified thereon. **If the Proxy is returned but no choice is specified thereon, it will be voted for all of the persons named below under the caption "Information about Nominees".**

Cost of Solicitation

The expenses of this solicitation, including the cost of preparing and mailing this Proxy Statement, will be paid by the Corporation. Copies of solicitation materials may be furnished to banks, brokerage houses, and other custodians, nominees and fiduciaries for forwarding to beneficial owners of shares of the Corporation's Common Stock, par value $2.00 per share (the "Common Stock"), and normal handling charges may be paid for such forwarding service. In addition to solicitations by mail, directors and employees of the Corporation may solicit Proxies in person or by telephone.

Voting Rights

Each Proxy executed and returned by a shareholder will be voted as specified thereon by the shareholder. If no specification is made, the Proxy will be voted "FOR" the approval of the proposals listed on the Proxy, including election of the nominees named therein to constitute the entire Board of Directors.

For the election of directors, the affirmative vote of a plurality of the shares represented in person or by proxy at a meeting at which a quorum is present is required. A quorum is present when the holders of more than one-half of the shares outstanding and entitled to vote on the record date are present in person or by proxy. An abstention or a broker non-vote would be included in determining whether a quorum is present at the meeting but would have no effect on the outcome of the vote for election of directors.

Management of the Corporation has no reason to believe that any nominee for election to the board will not serve if elected. All of the nominees are currently directors of the Corporation. The Board of Directors recommends a vote "FOR" the proposed nomination and election of the individuals listed below, and the enclosed Proxy will be so voted unless the shareholder executing the Proxy withholds

1

authority to vote for the nominees listed below or any particular nominee or nominees or abstains from voting by marking the appropriately designated block on the Proxy. Because directors are elected by a plurality of the votes cast, the directors that get the most votes will be elected even if such votes do not constitute a majority. Directors cannot be voted "against" and votes to "withhold authority" to vote for a certain nominee will have no effect if the nominee receives a plurality of the votes cast. If any nominee withdraws or for any reason is not able to serve as a director, the Proxy will be voted for such other person as may be designated by the Board of Directors as a substitute nominee, but in no event will the Proxy be voted for more than 11 nominees.

Voting Securities and Principal Holders

The record of shareholders entitled to vote at the annual meeting was taken as of the close of business on March 20, 2006. On that date, the Corporation had outstanding and entitled to vote 899,815 shares of Common Stock, each entitled to one vote per share.

The following table provides for each person who, to the best information and knowledge of the Corporation, beneficially owned 5% or more of the outstanding shares of Common Stock as of March 20, 2006, the following information: (a) the owner's name and address, (b) the number of shares of Common Stock owned, and (c) the percentage such number represents of the outstanding shares of Corporation Common Stock. Unless otherwise indicated, the listed owners are the record owners of, and have sole voting and investment powers over, their shares.

Name of Beneficial Owner	Shares Beneficially Owned	Percent of Class
Hardigree Properties, LLLP (1)	47,240	5.2%
Virginia S. Wells (2)	257,365	28.6%

(1) C.G. Hardigree, Jr. and Joyce C. Hardigree serve as general partners of Hardigree Properties, LLLP. The address of Hardigree Properties, LLLP is 1660 Old Bishop Road, Watkinsville, Georgia 30677.

(2) Includes 70,330 shares held jointly with her daughters and 33,420 shares held by a trust established under the will of Hubert H. Wells. Ms. Wells is the trustee under the will. Ms. Wells' address is 1170 Mountain Laurel Drive, Watkinsville, Georgia 30677.

The following table provides for each director and director nominee of the Corporation, each named executive officer, and for all directors, director nominees and executive officers of the Company as a group, as of March 20, 2006, the following information: (a) the name of the named executive officer, director, or the number of persons in the group; (b) the number of shares of Common Stock beneficially owned by the named executive officer, director, or the group; and (c) the percentage such number represents of the outstanding shares of Common Stock. Unless otherwise indicated, the listed person is the record owner of, and has sole voting and investment powers over his or her shares.

Name of Beneficial Owner	Shares Beneficially Owned	Percent of Class
G. Robert Bishop (1)	13,255	1.5%
Jimmy L. Christopher (2)	650	*
Douglas D. Dickens (3)	18,442	2.0%
John A. Hale (4)	8,790	*
B. Amrey Harden (5)	4,000	*
Henry C. Maxey (6)	305	*

Name of Beneficial Owner	Shares Beneficially Owned	Percent of Class
Carl R. Nichols (7)	875	*
Ann B. Powers (8)	15,270	1.7%
Jerry K. Wages (9)	325	*
Virginia S. Wells (10)	257,365	28.6%
Tom F. Wilson (11)	100	*
All directors and executive officers as a group (11 persons)	319,377	35.5%

_____

*   Less than 1%.

(1)   Includes 10,825 shares held jointly with his wife. Also includes 640 shares held in the name of his wife; 1,130 shares held jointly with his sons; 160 shares held jointly in his wife's name with his daughter; and 500 shares held jointly in his wife's name with his son. Mr. Bishop's address is 1741 Experiment Station Road, Watkinsville, Georgia 30677.

(2)   Includes 585 shares held jointly with his wife. Mr. Christopher's address is 503 Mulberry Street, Watkinsville, Georgia 30677.

(3)   Includes 1,602 shares held jointly with his wife. Also includes 16,720 shares held in the name of Dickens Farms, Inc., of which he is President and has sole voting power over those shares, and 120 shares held by Mr. Dickens for as custodian for his grandchildren. Mr. Dickens' address is 1071 Rays Church Road, Bishop, Georgia 30621.

(4)   Includes 8,790 shares held jointly with his wife. Mr. Hale's address is 5750 Colham Ferry Road, Watkinsville, Georgia 30677.

(5)   Includes 4,000 shares held jointly with his wife. Mr. Harden's address is 1100 Briar Lakes Court, Watkinsville, Georgia 30677.

(6)   Includes 146 shares held jointly with his wife. Also includes 109 shares held in the name of his wife and 50 shares held in the name of Maxey Brothers, Inc. where he serves as President and has sole voting power over such shares. Mr. Maxey's address is 1181 Maxey Road, Bishop, Georgia 30621.

(7)   Mr. Nichols' address is 850 Beaverdam Road, Winterville, Georgia 30683.

(8)   Includes 9,600 shares held jointly with her husband and 2,670 shares held by Ms. Powers as custodian for her son and daughter. Ms. Powers' address is 1051 Rose Creek Drive, Watkinsville, Georgia 30677.

(9)   Includes 325 shares held jointly with his wife. Mr. Wages' address is 1160 Station Drive, Watkinsville, Georgia 30677.

(10)   Includes 70,330 shares held jointly with her daughters and 33,420 shares held by a trust established under the will of Hubert H. Wells. Ms. Wells is the trustee under the will. Ms. Wells' address is 1170 Mountain Laurel Drive, Watkinsville, Georgia 30677.

(11)   Includes 100 shares held jointly with his wife. Mr. Wilson's address is 185 Devereaux Drive, Athens, Georgia 30606.

Election Of Directors

The Amended and Restated Bylaws of the Corporation currently provide that the number of directors shall be set by resolution of the Board of Directors or by the shareholders; provided, that no decrease in the number of directors shall have the effect of shortening the term of an incumbent director. Currently, the Board of Directors consists of 11 directors. The term of office for directors, except in the case of earlier death, resignation, retirement, disqualification or removal, continues until the next annual meeting and until their successors are elected and qualified.

Information about Nominees for Directors and Executive Officers

Directors and Executive Officers. The following table sets forth the name of each nominee for director and executive officer of the Corporation, his or her age, positions held with the Corporation and a brief description of his or her principal occupation and business experience for the preceding five years. Except as otherwise indicated, each director has been or was engaged in his or her present or last principal occupation, in the same or a similar position, for more than five years.

All of the following directors are nominees for the term to expire in 2007.

Name	Age	Business Experience
G. Robert Bishop	59	A director since 1991, he is retired from the Georgia Department of Natural Resources. He is a member of the Audit, Budget, and Technology Committees of the Corporation.
Jimmy L. Christopher	65	A director since 2001, he is a self-employed Certified Public Accountant. He is a member of the Audit, Bylaws, Executive, Insurance, and Investment - Asset/Liability Management Committees of the Corporation.
Douglas D. Dickens	54	A director since 1989 and Chairman of the Board of the Corporation since 1997. Mr. Dickens is President of Dickens Farms, Inc. He is a member of the Budget, Executive, and Loan Committees of the Corporation.
John A. Hale	79	A director since 1982 and Vice Chairman of the Board since 1997. Mr. Hale is retired as owner of Hale's Dairy. He is a member of the Audit, Budget, Executive, Investment - Asset/Liability Management, and Personnel Committees of the Corporation.
B. Amrey Harden	51	A director since 1987, he has been President and Chief Executive Officer of the Corporation since 1994. He served as Executive Vice President from 1987 through 1994. He is a member of the Bylaws and Loan Committees of the Corporation.
Henry C. Maxey	64	A director since 1999, he is the President of Maxey Brothers, Inc. He is a member of the Insurance, Loan and Personnel Committees of the Corporation.
Carl R. Nichols	61	A director since 1998, he is the Owner and President of Nichols Land & Investment Company. He is a member of the Bylaws, Insurance, Investment - Asset/Liability Management, and Personnel Committees of the Corporation.

Name	Age	Business Experience
Ann B. Powers	58	A director since 1991, she is a retired elementary school art teacher and a watercolor artist. She is a member of the Audit, Bylaws, Investment - Asset/Liability Management, Personnel, and Technology Committees of the Corporation.
Jerry K. Wages	57	A director since 1994, he has been Senior Executive Vice President, Chief Financial Officer and Corporate Secretary of the Corporation since 2005. He served as Executive Vice President and Chief Financial Officer from 1989 through 2004. He is a member of the Insurance, Investment - Asset/Liability Management, Loan, and Technology Committees of the Corporation.
Virginia S. Wells	64	A director since 1990, she is the President and CEO of Wells & Company Realtors, Inc. She is a member of the Budget, Executive, Loan, and Technology Committees of the Corporation.
Tom F. Wilson	48	A director since February 22, 2005, Mr. Wilson has been Executive Vice President and Chief Loan Officer of the Corporation since February 2, 2004. Prior to joining the Corporation, Mr. Wilson was employed by SunTrust Bank as a Senior Vice President of Commercial Banking. He is a member of the Loan and Technology Committees of the Corporation.

There are no family relationships among any directors and executive officers of the Corporation.

Meetings and Committees of the Board of Directors

The Board of Directors of the Corporation held 15 meetings during 2005. All of the directors attended at least seventy-five percent (75%) of the meetings of the Board of Directors and committees of the Board of Directors on which they served during their tenure as directors. The Board of Directors has determined that a majority of the directors are "independent" under applicable federal securities laws and, although the Common Stock is not listed, the listing standards of the New York Stock Exchange. The independent directors are: Mr. Bishop, Mr. Christopher, Mr. Dickens, Mr. Hale, Mr. Maxey, Mr. Nichols, Ms. Powers and Ms. Wells.

Audit Committee. The Corporation has had an audit committee since its inception. The directors currently serving on this Committee, until their successors are elected or appointed and qualified are: Mr. Christopher, Mr. Bishop, Mr. Hale, and Ms. Powers. The audit committee met five times during 2005. The audit committee serves as an independent and objective party to monitor the Corporation's financial reporting process and internal control systems; review and assess the performance of the Corporation's independent accountants and internal auditing department; and facilitate open communication among the independent accountants, financial and senior management, the internal auditing department, and the Board of Directors. Certain specific responsibilities of the audit committee include recommending the selection of independent auditors; meeting with the independent auditors to review the scope and results of the audit; reviewing with management and the internal auditor the systems of internal controls and internal audit reports; attempting to ensure that the Corporation's books, records, and external financial reports are in accordance with generally accepted accounting principles; and reviewing all reports of examination made by regulatory authorities and ascertaining that any and all operational deficiencies are satisfactorily corrected.

The Board of Directors has determined that all of the members of the audit committee are independent under applicable federal securities laws and the New York Stock Exchange listing standards and have sufficient knowledge in financial and accounting matters to serve on the audit committee, including the ability to read and understand fundamental financial statements. The Corporation's audit committee does not have a "financial expert" as such term is defined in Item 401(e) of SEC Regulation S-B because the individuals who meet this definition are not readily available in the community in which the Corporation operates. Furthermore, the Corporation does not know of anyone meeting this definition who has a significant interest in the business and prospects of the Corporation and who can serve on the Board of Directors and Audit Committee.

The audit committee acts pursuant to a written charter, a copy of which is attached to this Proxy Statement as Exhibit A.

Nomination Process and Compensation Process

Compensation Process. The Board of Directors does not have a compensation committee. Instead, the Board of Directors, as a whole, determines salaries for executive officers by evaluating the qualifications and experience of the executive, the nature of the job responsibilities and the range of salaries for similar positions at peer companies. The Board of Directors reviews the salaries of its executive officers on an annual basis.

Nomination Process. The Board of Directors did not have a nominating committee in 2005. Instead, the Board of Directors nominates individuals for election to the Board of Directors based on the recommendations of all of the directors. The Board of Directors does not consider a standing nominating committee to be necessary because it believes the Board of Directors performs all director nomination-related functions adequately and in a manner that is customary for bank holding companies similar to the Corporation. In order for a nominee to be nominated to the Board of Directors, a majority of the independent members of the Board of Directors must approve such nominations.

A candidate for the Board of Directors must meet the eligibility requirements set forth in the Corporation's bylaws and in any Board resolutions. The independent members of the Board of Directors consider certain qualifications and characteristics that they deem appropriate from time to time when they select individuals to be nominated for election to the Board of Directors. These qualifications and characteristics may include, without limitation, independence, integrity, business experience, education, accounting and financial expertise, age, diversity, reputation, civic and community relationships, his or her relationship with the Bank, and knowledge and experience in matters impacting financial institutions. In addition, prior to nominating an existing director for re-election to the Board of Directors, the independent members of the Board will consider and review an existing director's Board and committee attendance and performance and length of Board service.

The independent directors will consider, in accordance with the analysis described above, all director nominees properly recommended by the shareholders of the Corporation. Any shareholder wishing to recommend a candidate for consideration as a possible director nominee for election at an upcoming meeting of shareholders must provide written notice in accordance with the Corporation's bylaws to Jerry K. Wages, Senior Executive Vice President & CFO, Oconee Financial Corporation, P.O. Box 205, Watkinsville, Georgia 30677-0205.

Director Compensation

Directors of Oconee State Bank (the "Bank") received $600 per regularly scheduled Board of Directors meeting attended during 2005. In addition, directors received $150 for specially called Board meetings and committee meetings attended during 2005, except for the Loan Committee. Loan Committee members received $125 per committee meeting attended during 2005. Executive officers Harden, Wages and Wilson did not receive director compensation. Directors of the Corporation do not receive any compensation for serving on the Corporation's Board of Directors.

Code of Ethics

The Corporation adopted a code of ethics in December of 2003 that applies to all employees of the Corporation, including the Corporation's chief executive officer and chief financial officer. A copy of the Code of Ethics is incorporated by reference from Exhibit 14 to the Corporation's annual report on Form 10-KSB for the year ended December 31, 2005.

Executive Compensation

The following table sets forth the annual and long-term compensation paid to the chief executive officer and each executive officer of the Bank and the Corporation whose salary and bonus exceeded $100,000 during the 2005 fiscal year and for the fiscal years ending December 31, 2004 and 2003.

Summary Compensation Table
Annual Compensation

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	All Other Annual Compensation	Other Compensation ($)
B. Amrey Harden	2005	142,500	35,531	*	15,049(3)
President and	2004	139,200	21,047	*	14,067(4)
Chief Executive Officer	2003	139,200	10,165	*	15,868(5)
Jerry K. Wages	2005	133,900	41,958	*	14,141(3)
Senior Executive Vice	2004	127,500	22,472	*	13,226(4)
President and	2003	115,535	18,378	*	13,718(5)
Chief Financial Officer					
Tom F. Wilson (2)					
Executive Vice President	2005	130,750	24,711	*	13,600(3)
and Chief Loan Officer	2004	114,583	6,273	*	0
	2003	-	-	*	-
Donald L. Jesweak	2005	113,000	18,538	*	11,933(3)
Senior Vice President	2004	109,800	10,033	*	11,057(4)
	2003	106,600	7,057	*	12,527(5)

---

* Does not meet Securities and Exchange Commission thresholds for disclosure.

(1)   Includes incentive pay and bonuses.

(2)   Mr. Wilson was appointed Executive Vice President and Chief Loan Officer in February 2004.

(3)   Reflects 401(k) matching contributions of $5,700 for Mr. Harden, $5,356 for Mr. Wages, $5,022 for Mr. Wilson, and $4,520 for Mr. Jesweak, and discretionary profit sharing contributions of $9,349 for Mr. Harden, $8,785 for Mr. Wages, $8,578 for Mr. Wilson, and $7,413 for Mr. Jesweak.

(4)   Reflects 401(k) matching contributions of $5,976 for Mr. Harden, $5,815 for Mr. Wages, and $4,675 for Mr. Jesweak, and discretionary profit sharing contributions of $8,091 for Mr. Harden, $7,411 for Mr. Wages, and $6,682 for Mr. Jesweak.

(5)   Reflects 401(k) matching contributions of $6,731 for Mr. Harden, $5,815 for Mr. Wages, and $5,302 for Mr. Jesweak, and discretionary profit sharing contributions of $9,137 for Mr. Harden, $7,903 for Mr. Wages, and $7,225 for Mr. Jesweak.

Option/SAR Grants in 2005; Option Exercises; Equity Compensation Plan Information

The Corporation does not have any equity compensation plans nor has it granted options, stock appreciation rights or similar awards to any of its present or past executive officers.

Compliance with Section 16(a)

Pursuant to Section 16(a) of the Securities Exchange Act of 1934, each executive officer, director and beneficial owner of 10% or more of the Corporation's Common Stock is required to file certain forms with the Securities and Exchange Commission ("SEC"). A report of beneficial ownership of the Corporation's Common Stock on Form 3 is due at the time such person becomes subject to the reporting requirement and a report on Form 4 or 5 must be filed to reflect changes in beneficial ownership occurring thereafter. Based solely on a review of filings with the SEC and written representations by each executive officer and director that no other reports were required, we believe that all of our directors and executive officers have complied with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934, as amended, during fiscal 2005.

Certain Relationships and Related Transactions

The Corporation has had, and expects to have in the future, banking transactions in the ordinary course of business with, directors and officers of the Corporation and their associates, including corporations in which such officers or directors are shareholders, directors and/or officers, on the same terms (including interest rates and collateral) as then prevailing at the time for comparable transactions with other persons. Such transactions have not involved more than the normal risk of collectibility or presented other unfavorable features.

Report of the Audit Committee

The audit committee is comprised of four "independent" members, as defined by federal securities laws and Sections 303.01(B)(2)(a) and (3) of the New York Stock Exchange listing standards. The audit committee acts under a written charter that was initially adopted and approved by the Board of Directors in June 2000 and further revised by the Board of Directors in March 2001.

The responsibilities of the audit committee include recommending to the Board of Directors and approval of the selection of an accounting firm to be engaged as independent accountants. In addition, the audit committee is responsible for recommending to the Board of Directors that the financial statements be included in the Annual Report to shareholders and monitoring the Corporation's financial reporting process and internal control system.

The audit committee has reviewed and discussed the audited financial statements with management. The audit committee has discussed with Porter Keadle Moore, LLP the matters required to be discussed by SAS 61. The audit committee has received the written disclosures and the letter from Porter Keadle Moore, LLP required by Independence Standards Board Standard No. 1, and has discussed with Porter Keadle Moore, LLP, its independence. The audit committee has also considered whether the provision of non-audit services by the independent accountants is compatible with maintaining the auditor's independence.

The members of the audit committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the audit committee rely, without independent verification, on the information provided to them and on the representations made by management and the independent accountants. Accordingly, the audit committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the audit committee's considerations and discussions referred to above do not assure that the audit of the Corporation's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that the Corporation's auditors are in fact "independent."

Based on the reviews and discussions described in this report, and subject to the limitations on the role and responsibilities of the audit committee referred to above and in the audit committee Charter, the audit committee recommended to the Board of Directors that the audited financial statements of the Corporation be included in the Annual Report on Form 10-KSB for the year ended December 31, 2005 for filing with the SEC.

This report is respectfully submitted by the audit committee of the Board of Directors.


Jimmy L. Christopher
G. Robert Bishop
John A. Hale
Ann B. Powers


Shareholder Communication

The Board of Directors maintains a process for shareholders to communicate with the Board of Directors. Shareholders wishing to communicate with the Board of Directors should send any communication in writing to Jerry K. Wages, Senior Executive Vice President & CFO, Oconee Financial Corporation, P.O. Box 205, Watkinsville, Georgia 30677-0205. Any such communication should state the number of shares beneficially owned by the shareholder making the communication. The communication will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is illegal or otherwise inappropriate.

Principal Accountant and Audit Fees

The certified public accounting firm of Porter Keadle Moore, LLP was the independent accountant for the Bank and the Corporation during the year ended December 31, 2005. Representatives of Porter Keadle Moore, LLP are expected to be present at the annual meeting and will have the opportunity to make a statement if they desire to do so and to respond to appropriate questions. The Corporation anticipates that Porter Keadle Moore, LLP will be the Corporation's accountants for the current fiscal year.

During 2005 and 2004, the Corporation was billed the following amounts for services rendered by Porter Keadle Moore, LLP:

Audit Fees. In connection with the audit of the Corporation's annual consolidated financial statements and review of its Form 10-KSB and interim consolidated financial statements included within Forms 10-QSB, the Corporation was billed approximately $68,300 in 2005 and $61,400 in 2004 by Porter Keadle Moore, LLP. This figure includes fees for certain services that were billed to the Corporation in 2006 in connection with the 2005 annual audit, including out-of-pocket travel costs.

Audit-Related Fees. The Corporation was billed approximately $500 in 2005 and $0 in 2004 by Porter Keadle Moore, LLP for audit-related fees.

Tax Fees. The Corporation was billed approximately $16,900 in 2005 and $9,100 in 2004 by Porter Keadle Moore, LLP for tax advice and preparation of tax returns.

All Other Fees. The Corporation was billed approximately $0 in 2005 and $11,300 in 2004 by Porter Keadle Moore, LLP for services that were not related to the audit of the Corporation's financial statements. These services included compliance and consulting services.

The audit committee of the Corporation has determined that the performance of these services and payment of these fees are compatible with maintaining the independence of Porter Keadle Moore, LLP.

The audit committee pre-approves all audit and non-audit services performed by the Corporation's independent auditor. The audit committee specifically approves the annual audit services engagement and has generally approved the provision of certain audit-related services and tax services by Porter Keadle Moore, LLP. Certain non-audit services that are permitted under the federal securities laws may be approved from time to time by the audit committee.

During 2005 and 2004, 100% of the audit, audit-related, tax and other services described above were pre-approved by the audit committee.

Shareholders Proposals

Proposals of shareholders intended to be presented at the Corporation's 2007 Annual Meeting must be received by December 1, 2006, in order to be eligible for inclusion in the Corporation's Proxy Statement and Proxies for that meeting. The Corporation must be notified of any other shareholder proposal intended to be presented for action at the meeting not later than December 1, 2006.

Other Matters That May Come Before the Meeting

Management of the Corporation knows of no matters other than those matters that should be presented for consideration and voting. It is, however, the intention of the persons named as proxies in the enclosed Proxy to vote in accordance with their best judgment as to what is in the best interest of the Corporation.

Additional Information

The Corporation will furnish without charge a copy of its Annual Report on Form 10-KSB filed with the SEC for the fiscal year ended December 31, 2005, including financial statements and schedules, to any record or any beneficial owner of the Common Stock as of March 20, 2006 who requests a copy of such Report. Any request for the Report on Form 10-KSB should be in writing addressed to:

Jerry K. Wages
Senior Executive Vice President & CFO
Oconee Financial Corporation
Post Office Box 205
Watkinsville, Georgia 30677-0205

OCONEE FINANCIAL CORPORATION

By Order of the Board of Directors,

Jerry K. Wages
Jerry K. Wages
Corporate Secretary

April 14, 2006


__Oconee Financial Corporation__
Oconee State Bank

CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS


ORGANIZATION

This charter of the Audit Committee (the "Committee") of the Board of Directors of Oconee Financial Corporation and Oconee State Bank, its wholly owned subsidiary, governs the operations of the Audit Committee. The Committee shall at least annually review and reassess the charter and obtain the approval of the Board of Directors. The Committee shall be appointed by the Chairman of the Board of Directors and shall comprise at least three (3) directors, each of whom are independent of management and the Company. Members of the Committee shall be considered independent if they have no relationship that may interfere with the exercise of their independence from management and the Company. All Committee members shall be financially literate, or shall become financially literate within a reasonable period of time after appointment to the Committee, and at least one (1) member shall have accounting or related financial management expertise.

STATEMENT OF POLICY

The Audit Committee shall provide assistance to the Board of Directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to the Company's financial statements and the financial reporting process, the systems of internal accounting and financial controls, the internal audit function, the annual independent audit of the Company's financial statements, and the legal compliance and ethics programs as established by management and the Board. In so doing, it is the responsibility of the Committee to maintain free and open communication between the Committee, independent auditors, the internal auditors and management of the Company. In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the power to retain outside counsel or other experts for this purpose.

RESPONSIBILITIES AND PROCESS

The primary responsibility of the Audit Committee is to oversee the Company's financial reporting process on behalf of the Board and report the results of their activities to the Board. Management is responsible for preparing the Company's financial statements, and the independent auditors are responsible for auditing those financial statements. The Committee in carrying out its responsibilities believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The Committee should take the appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices, and ethical behavior.

The following shall be the principal recurring processes of the Audit Committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the Committee may supplement them as appropriate.

- The Committee shall have a clear understanding with management and the independent auditors that the independent auditors are ultimately accountable to the Board and the Audit Committee, as representatives of the Company's shareholders. The Committee shall have the ultimate authority and responsibility to evaluate and, where appropriate, recommend to the Board the replacement of independent auditors. The Committee shall discuss with the auditors their independence from management and the Company and the matters included in the written disclosures required by the Independence Standards Board. Annually, the Committee shall review and recommend to the Board the selection of the Company's independent auditors, subject to Board approval.

- The Committee shall discuss with the internal auditors and the independent auditors the overall scope and plans for their respective audits including the adequacy of staffing and compensation. Also, the Committee shall discuss with management, the internal auditors, and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's system to monitor and manage business risk, and legal and ethical compliance programs. Further, the Committee shall meet separately with the internal auditors and the independent auditors, with and without management present, to discuss the results of their examinations.

- The Committee shall review the interim financial statements with management and the independent auditors prior to the filing of the Company's Quarterly Report on Form 10-QSB. Also, the Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards. The chair of the Committee may represent the entire Committee for the purposes of this review.

- The Committee shall review with management and the independent auditors the financial statements to be included in the Company's Annual Report on Form 10-KSB and the annual report to shareholders including their judgment about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. Also, the Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards.

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